Athena Pubco B.V.

Westervoortsedijk 73 KB

6827 AV Arnhem, the Netherlands

                February 9, 2022

VIA EDGAR

Jennifer Lopez-Molina

Erin Jaskot

United States Securities and Exchange Commission

Division of Corporation Finance

Offices of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re: Athena Pubco B.V.

Registration Statement on Form F-4

File No. 333-259916

Dear Ms. Lopez-Molina and Ms. Jaskot:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Athena Pubco B.V. (the “Registrant”) respectfully requests that the effective date of the Registrant’s Registration Statement on Form F-4 (File No. 333-259916) filed with the Securities and Exchange Commission (the “Commission”) on September 30, 2021, as amended by Amendment No. 1 filed on December 14, 2021, Amendment No. 2 filed on January 18, 2022 and Amendment No. 3 filed on February 1, 2022 (the “Registration Statement”), be accelerated by the Commission to 4:00pm Eastern Time on February 10, 2022, or as soon as practicable thereafter.

The Registrant hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant hereby confirms that it is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Registrant requests that it be notified of such effectiveness by a telephone call to Amanda Fenster of Weil, Gotshal & Manges LLP at (212) 310-8096 and that such effectiveness also be confirmed in writing to the addresses listed on the cover page of the Registration Statement

Very truly yours,

Athena Pubco B.V.

By:	/s/ Mathieu Bonnet
Name:	Mathieu Bonnet
Title:	Chief Executive Officer

cc:	Ton Louwers, Chief Financial Officer, Athena Pubco B.V. Matthew Gilroy, Esq., Weil, Gotshal & Manges LLP